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Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Year ended June 30, 2002(1)	Year ended June 30, 2003(1)	Year ended June 30, 2004(1)	Year ended June 30, 2005(1)	Six Months ended December 31, 2005	Year ended December 31, 2006
	(in thousands)
Interest component of rents	$10	$30	$74	$67	$67	$167
Amortization of deferred financing costs	—	—	—	15	92	810
Interest expense, net	—	—	—	167	965	3,319

Fixed charges	10	30	74	249	1,124	4,296
Net earnings (2) (3)	2,154	4,581	10,115	10,703	7,139	5,122

Earnings before fixed charges	$2,164	$4,611	$10,189	$10,952	$8,263	$9,418

Ratio of earnings to fixed charges	216.4 x	153.7 x	137.7 x	44.0 x	7.4 x	2.2 x

(1)
TransMontaigne Partners closed its initial public offering of units on May 27, 2005. Therefore, the information appearing in the table for all periods prior to May 27, 2005 is the information of TransMontaigne Partners (Predecessor). Prior to May 27, 2005, TransMontaigne Partners (Predecessor) was primarily funded with equity contributions from TransMontaigne Inc.

(2)
Net earnings and earnings before income taxes are the same for each period presented because TransMontaigne Partners L.P. is treated as a partnership for federal and state income tax purposes.

(3)
Effective June 30, 2002, TransMontaigne Partners (Predecessor) acquired the remaining 40% interest that it did not own in the Razorback Pipeline. Net earnings for the year ended June 30, 2002 has been reduced by the minority interest share in earnings of Razorback Pipeline of $528 thousand.

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Statement of Computation of Ratios of Earnings to Fixed Charges